

August 2, 2010

Adam C. Derbyshire
Executive Vice President, Chief Financial Officer
Salix Pharmaceuticals, Ltd.
1700 Perimeter Park Drive
Morrisville, North Carolina 27560

> **Re**: **Salix Pharmaceuticals, Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 9, 2010**
> **Proxy Statement on Schedule 14A**
> **Filed April 30, 2010**
> **File Number: 000-23265**

Dear Mr. Derbyshire:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Form 10-K for the fiscal year ended December 31, 2009

Collaborative and Product Acquisition Agreements, page 7

1. For each agreement described, please disclose when the agreement expires, when royalty obligations terminate and any provisions that allow for early termination. In instances where the expiration is determined by the expiration of patents, please disclose when the last to expire patent is scheduled to expire. Additionally, disclose the applicable royalty rates. In instances where you have requested confidential treatment for the royalty rate, you may provide a range with a spread of 10 points or less (for example, single digits, teens, twenties, etc.).

Item 7. Management's Discussion and Analysis of Financial condition and Results of Operations

Critical Accounting Policies

Research and Development, page 38

2. Please disclose the following information for each significant pipeline project that you list on page 32:
    - The cost incurred during each period presented in additional to the costs spent to date which you disclose on page 40.
    - The nature, timing and estimated costs of the efforts necessary to complete the project; and
    - The period in which material net cash inflows from significant projects are expected to commence.

    Please disclose your criteria for deeming a project significant. For the remainder of projects that you do not deem significant, summarize the number of programs and costs for each period by therapeutic or other descriptive class/category showing preclinical versus clinical, and provide an estimate of the nature, timing and cost to complete these programs.

Liquidity, page 42

3. Your disclosure indicates "Net cash used by operating activities was $56.3 million in 2009 and was primarily attributable to our net loss for the period, and an increase in accounts receivable due to increased sales in the fourth quarter of 2009." Provide us expanded disclosure that explains why accounts receivable increased at a rate greater than sales in 2009. Sales in the quarter ended December 31, 2009 were 16% higher than in the quarter ended December 31, 2008 yet accounts receivable at December 31, 2009 is 142% higher than at December 31, 2008.

Note 2. Summary of Significant Accounting Policies

Research and Development, page F-9

4. You disclose that you capitalize nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities and expense them over the period that the related goods are delivered or services are performed. Please clarify for us whether or not you can recollect these funds in the event that the third party does not deliver the goods or perform the service for which the payments were made. In addition, please tell us why it was appropriate to capitalize these advance payments under U.S. GAAP.

Inventories, page F-10

5. We note that you capitalize inventory prior to FDA approval and you had a recent write-off
    of inventory due to feedback from the FDA regarding your NDA for the balsalazide tablet.
    Please disclose the amount of total pre-approval inventory for all products as of each balance
    sheet date presented and the amount of losses recorded on this inventory for each period
    presented. Also, disclose the facts and circumstances that existed for you to deem it
    appropriate to capitalize the balsalazide tablet inventory after analyzing the Phase III data or
    filing the NDA, whichever is applicable in this case following your accounting policy, in
    view of contingencies that needed to be resolved to obtain FDA approval, the probability of
    obtaining FDA approval, and the estimated timing of obtaining FDA approval.

Intangible Assets and Goodwill, page F-11

6. In accordance with FASB ASC 350-50-50-1, please separately disclose the amount of your
    intangible assets by major asset class, such as license agreements, product rights, etc.

Stockholders' Equity

Stock-Based Compensation, page F-20

7. Please disclose the income statement line item(s) for which the stock based compensation
    expense was included for each period presented, e.g. Research and Development and Selling,
    General and Administrative.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 20

8. We note that you have not included any disclosure in response to Item 402(s) of Regulation
    S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and
    describe the process you undertook to reach that conclusion.

9. We note that in determining base salary increases and cash incentive payments the
    Committee considered the extent to which corporate objectives were achieved, individual
    performance and peer group data. Please describe the corporate objectives and the extent to
    which they were achieved. To the extent that the objectives were quantified, the description
    should also be quantified. For example, we note your statement that one of the factors
    considered in determining Mr. Derbyshire's salary increase was the achievement of your
    financial projections.

10. Additionally, we note that the Committee generally targets compensation at the 75th
    percentile of your peer companies and that the Committee considered the peer company
    compensation data when increasing salaries and determining the annual cash incentive

payments. Please explain how each executive officer's compensation compared to the compensation at the peer companies before and after the increases and awards.

Long-Term Equity Incentives, page 23

11. We note your disclosure that the number of restricted shares granted is based on the officer's level, potential annual bonus, peer group data, individual performance, overall performance of Salix and existing equity awards held by executives. Please expand your disclosure here to clarify the process by which the Committee determines the dollar amount of each named executive officer's restricted stock award based on the factors you identify. For example, how is the potential annual bonus determined, how has the existing awards held by executives impacted the size of awards, and how have the equity awards impacted the comparison of your executive compensation to the compensation paid by the peer companies?

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Michael Rosenthall, Staff Attorney, at (202) 551-3674 or Suzanne Hayes, Legal Branch Chief, at (202) 551-3675 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant